Exhibit 99.13

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

I, Nathan Eric Fier, do hereby consent to: (i) the filing of (A) the technical information in the Management Discussion and Analysis (the “MD&A”) for the year ended December 31, 2013 of SilverCrest Mines Inc. (the “Company”), (B) the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form (the “AIF”) for the year ended December 31, 2013, and (C) the written disclosure regarding the technical report entitled the “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” effective April 30, 2013, and amended on March 4, 2014 (the “Technical Report”), in the AIF; (ii) the incorporation by reference of the AIF, the MD&A and the Technical Report into the Form 40-F Annual Report of the Company for the year ended December 31, 2013, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”); and (iii) the use of my name in the AIF, the MD&A, and Form 40-F.

DATED the 31st day of March, 2014

By:	“Nathan Eric Fier”
Name: Nathan Eric Fier
Company: SilverCrest Mines Inc.
Title: Chief Operating Officer